September 30, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: H. Roger Schwall

PJ Hamidi

Re:	Zonzia Media, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-204570

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Zonzia Media, Inc. (the “Company”) hereby requests that the effectiveness of its Registration Statement on Form S-1, as amended (Registration No. 333-204570) be accelerated so that the Registration Statement will become effective on the close of business EDT on October 2, 2015, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

You may contact the Company’s outside counsel, Lance McKinlay, at (949) 596-7995 with any questions.

Sincerely,

/s/ Myles A. Pressey III

Myles A. Pressey III,

Chairman of the Board of Directors

cc: Naresh K. Malik, Chief Executive Officer